Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On July 20, 2011, Ecolab Inc. began distributing the following to employees.

LEADERSHIP TALKING POINTS FOR ASSOCIATES

•                  The merger announced today is an exciting and transformative event for Ecolab.

•                  The merger will create a powerhouse $11+ billion growth company. Once the merger is final, Ecolab will be the world leader in cleaning, sanitation and water management solutions that help keep food safe, prevent the spread of infection and preserve natural resources.  We will have nearly 39,000 associates serving customers in more than 160 countries, working towards our broader purpose of creating a cleaner, safer, and healthier world.

•                  Through the addition of Nalco’s market leading water management expertise in the Institutional, F&B, Industrial and Energy markets, we will be even better positioned to capitalize on opportunities created by key macro trends, including food demand and safety challenges, water scarcity, sustainability, growing energy needs, expanding health care needs and growth in emerging markets. This merger will help us continue to grow F&B, hospitality, textile care and other current core Ecolab markets.

•                  It brings together two strong companies whose strengths are complementary and whose business models are similar. We both have a world-class service model, strong technology and capability in hygiene, water management, antimicrobials and energy efficiency.

•                  This transaction underscores a long-term commitment to the opportunity in helping our customers reduce water, energy and waste and will vault us way ahead in the ability to serve the global market.

•                  The combination of exceptional technology and service capabilities from our two great organizations will enable us to provide a superior response to current and future customer needs.

•                  For instance, it will provide:

•                  Broader sales and service support globally

•                  New technologies and expanded water management capabilities that our customers will increasingly need

•                  Access to additional and emerging market segments

•                  And it will assure adequate financial and management strength to more fully capture the opportunities.

•                  The result will be enhanced growth potential and shareholder value, more opportunities for associates and expanded service for customers.

•                  We did this merger with a large portion of stock to preserve our ability to continue to invest in Ecolab’s core businesses.  Each of our sectors is vital to our ability to achieve our goals and we intend to continue to make the investments needed to grow all of our core businesses.  The merger with Nalco will help all our core businesses grow more rapidly.

•                  This merger is primarily driven by growth, not by an effort to drive down costs.  Both companies have very strong cost reduction programs in place, which we expect to continue.  As in any merger, there are long-term opportunities to gain efficiencies, primarily from making our administrative functions more efficient, but we have not yet developed any specific plans.  We do not foresee any reduction in our sales and service organizations and intend to continue to invest in our R&D and customer-facing commercial teams, which are critical to making this merger deliver the benefits, value and the opportunities we’ve identified. The vast majority of Nalco and Ecolab employees should benefit favorably as there will be exciting opportunities for business growth, financial performance and career growth in the new organization.

•                  The merger won’t close until late this year, but we will provide regular updates on how we will bring the businesses together.

•                  In the meantime, it will be business as usual for our division. We ask that you continue to do the same great work that you’ve been doing, winning business, delivering on commitments, delighting our customers and running a tight ship.

•                  Until the transaction closes, both Ecolab and Nalco must continue to act as separate and independent companies, and you should not try to contact any Nalco employees. Where we compete today, we must continue to compete until after closing. We can’t speak to our customers or prospects together, and we can’t discuss competitive plans or contract negotiations, prior to close.  So for the interim, we will continue to compete with people who may later be our colleagues.  Remember that it is our policy to compete for business while speaking respectfully of our competitors.

•                  I’m committed to keeping you as well informed as possible during the coming months. I won’t have answers to all your questions, but I invite them regardless and will do my best to get back to you in a timely fashion.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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